                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                               SECURED INCOME L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    813901105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MS. MARTHA L. LONG
                              SENIOR VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                         55 BEATTIE PLACE, P.O. BOX 1089
                        GREENVILLE, SOUTH CAROLINA 29601
                            TELEPHONE: (864) 239-1000

                                   Copies to:
                                GREGORY M. CHAIT
                                  M. TODD WADE
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 29, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


                         (Continued on following pages)



                               (Page 1 of 9 Pages)

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 2 OF 9 PAGES



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
      EACH REPORTING                   233,865 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       233,865 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         233,865 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO-GP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
      EACH REPORTING                   233,865 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       233,865 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         233,865 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 4 OF 9 PAGES


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
      EACH REPORTING                   233,865 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       233,865 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         233,865 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 5 OF 9 PAGES


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO/BETHESDA HOLDINGS, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
      EACH REPORTING                   233,865 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       233,865 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         233,865 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 6 OF 9 PAGES


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
      EACH REPORTING                   233,865 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       233,865 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         233,865 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 7 OF 9 PAGES


Item 1. Security and Issuer

         The name of the issuer is Secured Income L.P., a Delaware limited partnership (the "Partnership"), the address of its principal executive offices is 599 West Putnam Avenue, Greenwich, Connecticut 06830, and its telephone number (203) 869-0900. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 2 (this "Amendment") amends Items 1, 2, 3, 5 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is
                           (303) 757-8101. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

                  (4) AIMCO/Bethesda Holdings, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concern is owning and managing multi-family residential properties.

                  (5) AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concern is owning and managing multi-family residential properties.

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 8 OF 9 PAGES


         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

         This amendment is being filed after the conclusion of the tender offer by AIMCO/Bethesda to purchase outstanding units of limited partnership interest of the Partnership at a price of $23.30 per unit, subject to the conditions set forth in the offer to purchase, filed as Exhibit (a)(1) to the Schedule TO filed on September 1, 2004, by AIMCO/Bethesda, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on September 29, 2004, the offer expired pursuant to its terms. A total of 71,301 units, representing approximately 7.24% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO/Bethesda has accepted for payment all of such units at a price of $23.30 per unit.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of Joint Filing, dated October 4, 2004.

CUSIP NO.  NOT APPLICABLE               13D                   PAGE 9 OF 9 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004

                                        AIMCO PROPERTIES, L.P.


                                        By:  AIMCO-GP, INC.
                                             -----------------------------------
                                             (General Partner)

                                        AIMCO-GP, INC.

                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY

                                        AIMCO/BETHESDA HOLDINGS, INC.

                                        AIMCO/BETHESDA HOLDINGS
                                        ACQUISITIONS, INC.


                                        By:          /s/ Martha L. Long
                                             -----------------------------------
                                             Senior Vice President
                                             of each of the foregoing entities

                                                                     EXHIBIT 7.1


                            AGREEMENT OF JOINT FILING

         The parties listed below agree that the Amendment No. 2 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 4, 2004

                                        AIMCO PROPERTIES, L.P.


                                        By:  AIMCO-GP, INC.
                                             -----------------------------------
                                             (General Partner)

                                        AIMCO-GP, INC.

                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY

                                        AIMCO/BETHESDA HOLDINGS, INC.

                                        AIMCO/BETHESDA HOLDINGS
                                        ACQUISITIONS, INC.


                                        By:        /s/ Martha L. Long
                                             -----------------------------------
                                             Senior Vice President
                                             of each of the foregoing entities